EXHIBIT TO ITEM 77D

ABN AMRO FUNDS

File No.: 811-8004

The investment policy of ABN AMRO Investment Grade Bond Fund has been changed, effective June 30, 2003, as described below:

ABN AMRO Investment Grade Bond Fund

    The Fund's ability to invest in fixed income securities was changed to include corporate obligations rated A- or better within the investment grade category. The language in the prospectus was changed to include the following disclosure: "Under normal conditions, the Fund invests at least 80% of its assets in a diversified portfolio of investment grade fixed income securities. The Fund normally invests in intermediate-term fixed income securities that include U.S. government securities; corporate bonds; debentures and convertible debentures; zero-coupon bonds; mortgage/asset backed securities; and yankee bonds. [See Exhibit to Item 77Q(b)].

Prospectus supplement dated April 30, 2003 was filed on April 30, 2003 (Accession No.: 0000950137-03-002529) and is incorporated by reference.